Exhibit 99.1

Genmab Announces Initiation of Share Buy-Back Program
Company Announcement

•Repurchase of up to 342,130 shares with a maximum aggregate total value of 725 million DKK
•Honoring our commitments under the Restricted Stock Unit program
•Completion expected no later than March 31, 2026

COPENHAGEN, Denmark; February 17, 2026 – Genmab A/S (Nasdaq: GMAB) announced today that it is initiating a share buy-back program, to honor our commitments under the Restricted Stock Unit program. The share buy-back program will be undertaken on the terms set out below and in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.”

Time frame
The share buy-back program will start on February 18, 2026, and is expected to end no later than March 31, 2026 (unless Genmab terminates or suspends the program).

Terms
Genmab has entered into a non-discretionary instruction with Danske Bank in relation to the share buy-back program. Danske Bank will make its own trading decisions and act independently of and without influence or involvement from Genmab. Under this share buy-back program Genmab may repurchase up to 342,130 shares with a maximum aggregate total value of 725 million DKK.

Any purchase of ordinary shares done in relation to this announcement will be carried out on Nasdaq Copenhagen and Multilateral Trading Facilities and executed in accordance with the price and volume conditions set out in the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures, and Genmab’s general authority to make market purchases of ordinary shares.

Shares acquired under the program cannot be purchased at a price exceeding the higher of (i) the price of the latest independent transaction on the trading venue where the purchase is carried out and (ii) the price of the highest independent bid the trading venue where the purchase is carried out at the time of the transaction. The total number of shares that may be purchased on a single trading day on each trading venue may not exceed 25% of the average daily trading volume over the preceding 20 trading days on such trading venue.

As of February 17, 2026, Genmab holds 2,615,851 treasury shares equal to 4.07% of the share capital.

Genmab is entitled to suspend or stop the program at any time, and any such decision will be disclosed in a company announcement.

Upon initiation of the program, Genmab will issue a weekly announcement in respect of transactions made under the program.

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 05 Page 1/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Initiation of Share Buy-Back Program

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 05 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122